8/27

02049600

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Solana Petroleum Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

FILE NO. 82- 4931 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dle
DATE : 9/4/02

82-4931

02 AUG 27 AM 8:22

ARIS
12-31-01

Solana Petroleum Corp.

Consolidated Financial Statements
December 31, 2001 and 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
425 1st Street SW
Suite 1200
Calgary Alberta
Canada T2P 3V7
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

June 28, 2002

Auditors' Report

To the Shareholders of
Solana Petroleum Corp.

We have audited the consolidated balance sheets of **Solana Petroleum Corp.** as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

82-4931

Solana Petroleum Corp.

Consolidated Balance Sheets

As at December 31, 2001 and 2000

	2001 $	2000 $
Assets		
Current assets		
Funds held in trust	3,270	4,365
Cash and term deposits	21,935	36,463
Accounts receivable	4,262	5,898
Prepaid expenses	10,081	-
	39,548	46,726
Property, plant and equipment (note 5)	2,690	3,854
	42,238	50,580
Liabilities		
Current liabilities		
Accounts payable	51,395	166,213
Funds for future California Syndicate (note 4)	646,994	600,213
	698,389	766,426
Shareholders' Equity		
Capital stock (note 7)	5,357,367	5,049,052
Deficit	(6,013,518)	(5,764,898)
	(656,151)	(715,846)
	42,238	50,580

Going concern (note 1)

Approved by the Board of Directors

(Signed) "William W. Root" Director

(Signed) "J. Bruce Carruthers II" Director

Solana Petroleum Corp.

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2001 and 2000

	2001 $	2000 $
Income		
Interest income	1,435	14,754
Expenses		
Accounting and audit	20,600	33,526
Amortization	1,164	1,649
Legal fees	4,581	8,083
Management fees	144,267	72,000
Office	11,214	128,201
Travel	9,206	-
Write down of petroleum and natural gas properties	-	5,528,074
	191,032	5,771,533
Loss before foreign exchange	(189,597)	(5,756,779)
Foreign exchange loss	(59,023)	(17,573)
Net loss for the year (note 8)	(248,620)	(5,774,352)
(Deficit) retained earnings – Beginning of year	(5,764,898)	9,454
Deficit – End of year	(6,013,518)	(5,764,898)
Basic and diluted loss per share	(0.01)	(0.34)

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Solana Petroleum Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2001 and 2000

	2001 $	2000 $
Cash provided by (used in)		
Operating activities		
Net loss for the year	(248,620)	(5,774,352)
Items not requiring cash		
Amortization of capital assets	1,164	1,649
Write down of petroleum and natural gas properties	-	5,528,074
Unrealized foreign exchange loss	46,781	23,115
	(200,675)	(221,514)
Changes in non-cash working capital items	(123,263)	(285,130)
	(323,938)	(506,644)
Investing activities		
Purchase of capital assets	-	(626)
Expenditures on petroleum and natural gas properties	-	(1,123,646)
	-	(1,124,272)
Financing activities		
Proceeds received for private placement	308,315	-
Decrease in cash	(15,623)	(1,630,916)
Cash – Beginning of year	40,828	1,671,744
Cash – End of year*	25,205	40,828

* Cash is represented by funds held in trust and cash and term deposits.

Cash interest received was $1,435 (2000 – $14,754).

1 Going concern

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At December 31, 2001, the company had accumulated losses amounting to $6,013,518 with current year losses of $248,620 and a working capital deficiency of $9,157. The ability of the company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements.

2 Significant accounting policies

Incorporation

Solana Petroleum Corp. was incorporated under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998.

Consolidation

These consolidated financial statements include the accounts of the corporation and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited and its wholly owned Cayman Islands subsidiary, Solana Petroleum Exploration (Colombia) Limited and its wholly owned US subsidiaries, Solana Petroleum California, Inc., Solana Eastern Gas, Inc. and Solana Energy Group Inc.

Petroleum and natural gas properties

The company follows the full cost method of accounting for its petroleum and natural gas operations, whereby all costs of exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisitions, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such sale would significantly alter the rate of depletion.

Depletion of exploration and development costs and depreciation of production equipment is provided for on a unit-of-production method based upon estimated proved petroleum and natural gas reserves.

The carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and future site restoration and abandonment costs, is compared quarterly to the estimated undiscounted value of future net cash flows from proved oil and gas reserves, based on current prices and costs, and estimated fair value of unproved properties, less estimated future general and administrative expenses, financing costs and income taxes. Should this ceiling test indicate an excess carrying value, the excess is charged against earnings as additional depletion and depreciation.

82-4931

Joint operations

Substantially all of the company's petroleum and natural gas operations are conducted jointly with others. These financial statements reflect only the company's proportionate interest in such activities.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Future income taxes

During the 2000 fiscal year, the company adopted the new Canadian Institute of Chartered Accountants ("CICA") recommendations with respect to accounting for income taxes. This new standard requires the use of the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Previously the company followed the tax allocation method of accounting for income taxes, which relates the provision for income taxes to the accounting income for the period. Using this method, a provision is made for the deferred income taxes applicable to timing differences arising between taxable income and income reported in the financial statements. There is no effect on the financial statements of the company as a result of this change.

Earnings per share

In 2001, the company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2001 and 2000.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average number of shares outstanding for 2001 were 18,232,718 (2000 – 17,205,900). Diluted weighted average shares outstanding for 2001 were 20,289,055 (2000 – 17,205,900).

Financial instruments

The company's financial instruments at December 31, 2001 and 2000 are comprised of cash, accounts receivable, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their estimated market values.

3 Colombian operations

In prior years, the company purchased a 38.125% participating interest in an oilfield exploration program ("Tapir") in Colombia, South America which had received Colombian Government approval.

On October 31, 1999, the company entered into an agreement to purchase an additional 11.875% participating interest in the Tapir exploration program. Under the terms of this agreement, the company was to be responsible for 11.875% of the costs and expenses of joint operations attributable to this interest effective from August 1, 1999. The purchase price was to be satisfied by the company issuing 3,000,000 common shares to the vendor on closing and the purchase was conditional upon receiving final approval by the Colombian Government entities.

Final approval was not received from the Colombian Government entities, the common shares were not issued and the agreement to purchase the additional 11.875% was abandoned.

On December 1, 2000, the company entered into a settlement agreement and mutual release whereby they assigned their 38.125% interest in the Tapir exploration program to various parties. In exchange for their interest, the assignees assumed all unpaid liabilities relating to development of the 38.125% interest in the Tapir exploration program. As the company has disposed of its Tapir interest, capitalized costs related thereto were charged to operations in fiscal 2000.

On June 15, 1998, Solana Petroleum Exploration (Colombia) Limited ("Exploration") executed an Option Agreement whereby Exploration may elect to farm-in to obtain a 50% working interest in an oilfield exploration program ("Caño Caranal") in Colombia, South America. Under the terms of the agreement, Exploration made a non-refundable option payment of US $25,000 on June 17, 1998. On August 31, 1998, Exploration exercised its option and entered into a Farmout Exploration Agreement to obtain the 50% working interest in Caño Caranal, by incurring exploration expenditures of US $1,080,000, of which approximately US $320,000 has been expended, or the cost of completing a fifty kilometre seismic survey of the project, whichever is less. On August 31, 1998 Exploration entered into a Joint Operating Agreement regarding Caño Caranal. The agreement requires that Exploration contribute 50% of direct exploration costs plus interest charges calculated at 2% - 5% of annual expenditures with a minimum of $10,000 per month. The corporation has also entered into a Technical and Administrative Services Agreement related to Caño Caranal effective June 15, 1998. Participation in Caño Caranal is subject to approval by Colombian Government entities. Due to the social conditions, fulfilment of the commitment had been postponed by mutual consent of the parties to the agreement, including the Colombian Government entities.

During the 2000 fiscal year, Exploration did not contribute their share of overhead costs related to these agreements. As a result, Exploration no longer has any interest in this property and the capitalized costs relating to this property (approximately $480,000) were charged to operations in fiscal 2000.

4 United States operations

On September 8, 1999, the company made a non-refundable option payment of US $100,000 to acquire a 100% working interest in the drilling of a "deep gas well" (the "Well") on a 40 acre tract of land, controlled by the optionor, in Kern County, California, USA. Subsequent thereto, the company formed the Solana California Gas Exploration Syndicate through which 75% of the working interest was sold to various parties at varying amounts for total receipts of US $1,212,500, based upon the terms of a Syndication Proposal (the "Proposal"). In connection with the Proposal:

a) The company was holding "in trust" US $400,000 of such fees at December 31, 1999, which was to be refunded to the participants if the Syndicate determined not to proceed with drilling the Well. This amount included US $100,000 refundable to the company as a Syndicate member. The US $400,000 was refunded to the participants in April 2000 as the Syndicate elected not to proceed with drilling the well.

b) The remaining US $812,500 received in 1999 represents non-refundable Participation Fees. As a consequence of not drilling the well, 50% of the total participation fees were to be applied proportionately to each participant's account for other exploratory prospects in California, as agreed to be undertaken by the Syndicate. The balance of the fees were available for the company's own purposes. To date no other exploratory prospects in California have been identified. Consequently, the balance of $646,994 (US $406,250) remains as long-term unsecured accounts payable to the participants.

On November 19, 1999, the company entered into an Exploration Agreement and paid a prospect fee of US $100,000 to obtain a 25% working interest and 17.5% net revenue interest, before payout, in the Hoff #1 well being drilled in Roane County, West Virginia, USA. The company concurrently sold one-half of this interest to another investor who agreed to contribute the entire prospect fee and one-half of the company's share of drilling costs of US $400,000. All required funds were advanced to the operator, however, the well incurred significant cost overruns. In October 2000, the company entered into a settlement agreement and mutual release whereby it assigned its entire interest in the Exploration Agreement to the operator. In exchange, the operator granted the company a 2.5% gross overriding royalty interest in the well and agreed to assume all unpaid liabilities of the company relating to the Exploration Agreement. As the company effectively disposed of its interests in the United States, the capitalized costs have been charged to operations in 2000.

5 Property, plant and equipment

	2001			2000
	Cost $	Accumulated amortization $	Net $	Net $
Office equipment	626	326	300	439
Computer equipment	6,334	3,944	2,390	3,415
	6,960	4,270	2,690	3,854

6 Petroleum and natural gas properties

Petroleum and natural gas properties consist of the following:

Country	2001 $	2000 $
Colombia, South America	-	4,988,320
United States	-	539,754
	-	5,528,074
Write down of petroleum and natural gas properties		(5,528,074)
	-	-

Included in the above are capitalized general and administrative costs of $nil (2000 – $1,035,841).

7 Capital stock

Authorized
Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	2001		2000	
	Number of shares	Amount $	Number of shares	Amount $
Balance – Beginning of year	17,205,900	5,682,103	17,205,900	5,682,103
Issued	-	-	-	-
	17,205,900	5,682,103	17,205,900	5,682,103
Less: Share issue costs	-	(633,051)	-	(633,051)
	17,205,900	5,049,052	17,205,900	5,049,052
Issuable	3,083,155	308,315	-	-
Balance – End of year	20,289,055	5,357,367	17,205,900	5,049,052

On April 20, 2001, the company entered into an agreement to issue, through a private placement, 3,083,155 units at $0.10 per unit. Each unit consisted of one common share and one half warrant. A full warrant would allow the investor to purchase an additional common share at $0.15 per share within six months. 3,063,155 of the units issued were purchased by a director of the company.

Stock options

The corporation has established a stock option plan for the benefit of directors, officers and employees of the corporation. At December 31, 2001, 571,340 (2000 – 1,368,350) options had been granted under the following terms:

Number of shares	Option price $	Expiry date
421,340	0.50	October 22, 2003
150,000	0.17	September 22, 2005

To date, none of the options has been exercised.

8 Income taxes

For income tax purposes, the company has losses carried forward of approximately $597,000 which can be used to reduce future years' taxable incomes. The losses expire as follows:

	$
2005	103,000
2007	245,000
2008 and thereafter	249,000

In addition, the company will be able to claim share issue costs of approximately $506,000 against future years' taxable incomes.

The provision for income taxes varies from the amount that would computed by applying the expected tax rate to losses for the period. The expected tax rate used was 43.10% (2000 – 44.60%). The principle reasons for the differences are as follows:

	2001 $	2000 $
Statutory income tax rate	43.10%	44.60%
Expected tax recovery	107,155	2,567,523
Non-deductible item	-	(2,457,683)
Tax benefit of losses not recognized on other items	(107,155)	(109,840)
	-	-

Future income tax asset consists of the following:

	2001 $	2000 $
Non-capital loss carryforwards	596,620	348,000
Share issue costs	506,000	506,000
Valuation allowance	(1,102,620)	(854,000)
	-	-

9 Related party transactions

The company has entered into agreements whereby certain directors were paid approximately $93,000 (2000 – $155,000) for consulting and management fees. Of that total, approximately $nil (2000 – $83,000) was capitalized in petroleum and natural gas properties and the balance is included in management fees expense.

10 Comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.

82-4931

FORM 51-901F

Quarterly Report

Incorporated as part of:	________	Schedule A
	X	Schedules B & C

<u>ISSUER DETAILS</u>

NAME OF ISSUER:	Solana Petroleum Corp.
ISSUER ADDRESS:	121 E. Birch Ave., Suite 503 Flagstaff, Arizona 86001 U.S.A.
ISSUER PHONE:	928-779-0166
ISSUER FAX:	928-779-0107
CONTACT PERSON:	Eric A. Gavin
CONTACT'S POSITION:	V.P. Finance & Administration
CONTACT'S PHONE NUMBER:	928-779-0166
FOR FINANCIAL YEAR ENDED:	December 31, 2001
DATE OF REPORT:	July 29, 2002
CONTACT E-MAIL ADDRESS:	solanapetroleum@aol.com
WEB SITE ADDRESS:	www.solanapetroleum.com

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

J. Bruce Carruthers II	"J. Bruce Carruthers II"	July 29, 2002
NAME OF DIRECTOR		DATED
William W. Root	"William W. Root"	July 29, 2002
NAME OF DIRECTOR		DATED

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs

The only expenses incurred during the period were related to General and Administrative costs, which include $144,267 in Management Fees.

2. Related Party Transactions

See Note 9 of the Audited Year-End Consolidate Financials (attached).

3.(a) Summary of Securities Issued During the Period

The company did not issue any securities during the period.

3.(b) Summary of Options Granted During the Period

The company did not grant any options during the period.

4.(a)(b) Summary of Securities as at the End of the Reporting Period

See Note 7 of the Audited Year-End Consolidate Financials (attached).

4.(c) Summary of Options Outstanding as at the End of the Reporting Period

See Note 7 of the Audited Year-End Consolidate Financials (attached).

4.(d) Shares in Escrow as at the End of the Reporting Period

1,200,000 common shares are held in escrow pursuant to an Escrow Agreement dated September 25, 1998.

5. List of Directors and Officers as at the End of the Reporting Period

J. Bruce Carruthers II	President, CEO, Director
William W. Root	CFO, Director
Eric A. Gavin	Vice President Finance & Administration
Keith R. Hewitt	Director
Jack A. Bolen	Director

SCHEDULE C
MANAGEMENT DISCUSSION

Solana Petroleum Corp. was incorporated in 1998 to acquire and develop petroleum exploration opportunities. Since its inception, Solana participated in two oil exploration projects in Colombia, and two gas exploration projects in the United States. Exploration activities on all of these properties failed to provide the results necessary to develop such projects, and all working interests were subsequently relinquished by the company. Based on the advice of its auditors, the company elected to write off all petroleum assets as of year-end 2000. As of the date of this filing, the company does not have any petroleum assets on its Balance Sheet.

Inactive Issuer
On September 25, 2001 the Canadian Venture Exchange designated the company as an "Inactive Issuer" in accordance with Policy 2.6. The company is negotiating the purchase of a producing petroleum property in Colombia and hopes to execute a definitive purchase agreement within the next couple of weeks. When the company successfully completes this acquisition (or another) through equity and/or debt financing(s), it will then apply to the Exchange to have the "Inactive Issuer" designation removed. It is hoped that the company can achieve these goals during the third quarter of 2002.

Corporate Strategy
The Corporation recently announced the implementation of a Colombian Petroleum Production Program, based on purchasing existing oil and gas reserves and production and acquiring other properties in Colombia of low geological risk with high potential for reserves, where drilling has already occurred and the presence of petroleum has been established.

As announced in a press release dated October 3, 2001, Dr. Keith S. Hewitt joined Solana's Board of Directors. Dr. Hewitt's extensive twelve-year Management experience in Colombia with Texaco Inc. and Emerald Energy Ltd. has enabled him to develop strong relations with Ecopetrol, the Colombian state oil company, as well as with numerous local petroleum services companies. Solana believes that Dr. Hewitt's experience will greatly enhance the company's ability to obtain, develop and successfully operate petroleum properties in Colombia, and elsewhere in the Western Hemisphere, in a timely and cost effective manner. Of particular note are the company's previous expenditures in Colombia, which will allow for sizeable tax-loss carry-forwards against future petroleum production obtained in Colombia.

Private Placement
The company is currently waiting approval from the TSX-Venture Exchange on the registration of a private placement consisting of six million units ($0.10 per unit, includes one common share and ½ warrant, with one full warrant entitling the holder to purchase one common share of the company for $0.15 anytime within six months of the closing of the private placement).

Liquidity and Solvency
The company is currently able to meet its financial obligations as they arise.

82-4931

02 AUG 27 AM 8:02

July 25, 2002

NOTICE TO READER

To the Shareholders of
Solana Petroleum Corporation

I have compiled the balance sheet of Solana Petroleum Corporation, as at March 31, 2002, and the statement of income and changes in financial position for the three month period then ended. The balances have not been audited, reviewed or otherwise verified for accuracy or completeness. Readers are cautioned that these statements may not be appropriate for their purposes.

SOLANA PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEET
MARCH 31, 2002
(Unaudited - See Notice to Reader)

	Mar 31 2002	Dec 31 2001
ASSETS		
Current assets		
Funds held in trust	$ 3,270	$ 3,270
Cash	194	21,935
Accounts receivable	2,325	4,262
Prepaid expenses	-	10,081
	5,789	39,548
Capital assets		
Office equipment	626	626
Computer	6,334	6,334
Less: Accumulated depreciation	(4,270)	(4,270)
	2,690	2,690
	$ 8,479	$ 42,238
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 48,022	$ 51,395
Due to related party	9,600	-
	57,622	51,395
Funds for future California Syndicate AFE's	646,994	646,994
Share capital (Issued 20,289,055 shares)	5,990,418	5,990,418
Less: Share issue costs	(633,051)	(633,051)
	5,357,367	5,357,367
Deficit	(6,053,504)	(6,013,518)
	(696,137)	(656,151)
	$ 8,479	$ 42,238

82-4931

SOLANA PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
(Unaudited - See Notice to Reader)

	Three Months Ended Mar 31		Three Months Ended Mar 31	
	2002	2001	2002	2001
REVENUE				
Interest income	$ 6	$ -	$ 6	$ -
EXPENSE				
Accounting	-		-	
Consultants	4,800	34,305	4,800	34,305
Foreign exchange	(70)	22	(70)	22
Insurance	2,509	2,559	2,509	2,559
Legal fees	-	2,158	-	2,158
Management fees	20,688	-	20,688	-
Office	8,090	5,316	8,090	5,316
Promotion and investor relations	3,975	324	3,975	324
	39,992	44,684	39,992	44,684
INCOME (LOSS)	(39,986)	(44,684)	(39,986)	(44,684)
DEFICIT, BEGINNING OF PERIOD	(6,013,518)	(5,764,898)	(6,013,518)	(5,764,898)
DEFICIT, END OF PERIOD	$ (6,053,504)	$ (5,809,582)	$ (6,053,504)	$ (5,809,582)
NET INCOME (LOSS) PER SHARE	(0.00)	(0.00)	(0.00)	(0.00)

SOLANA PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
(Unaudited - See Notice to Reader)

	Three Months Ended Mar 31 2002	Three Months Ended Mar 31 2001	Three Months Ended Mar 31 2002	Three Months Ended Mar 31 2001
Cash was provided by (used for)				
Operating activities				
Net Income (Loss) for the period	$ (39,986)	(44,684)	$ (39,986)	(44,684)
Changes in non-cash working capital items	18,245	31,275	18,245	31,275
	(21,741)	(13,409)	(21,741)	(13,409)
Investing activities				
Advances to related corporations	-	-	-	-
Financing activities				
Funds disbursed of California Syndicate	-	-	-	-
Commitment for future AFE's for Syndicate	-	-	-	-
Issue of share capital	-	-	-	-
Share issue costs	-	-	-	-
	-	-	-	-
Change in cash (Decrease)	(21,741)	(13,409)	(21,741)	(13,409)
Cash, beginning of period	21,935	40,828	21,935	40,828
Cash, end of period	$ 194	$ 27,419	$ 194	$ 27,419

82-4931

SOLANA PETROLEUM CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited - See Notice to Reader)

1 Related party transactions

The company has entered into agreements whereby certain directors were paid $ 20,688 (2001 - $ 93,000) for consulting and management fees.

2 Comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.

FORM 51-901F

Quarterly Report

Incorporated as part of: ____________ Schedule A

X Schedules B & C

ISSUER DETAILS

NAME OF ISSUER:	Solana Petroleum Corp.
ISSUER ADDRESS:	121 E. Birch Ave., Suite 503 Flagstaff, Arizona 86001 U.S.A.
ISSUER PHONE:	928-779-0166
ISSUER FAX:	928-779-0107
CONTACT PERSON:	Eric A. Gavin
CONTACT'S POSITION:	V.P. Finance & Administration
CONTACT'S PHONE NUMBER:	928-779-0166
FOR QUARTER ENDED:	March 31, 2002
DATE OF REPORT:	July 29, 2002
CONTACT E-MAIL ADDRESS:	solanapetroleum@aol.com
WEB SITE ADDRESS:	www.solanapetroleum.com

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

J. Bruce Carruthers II	**"J. Bruce Carruthers II"**	**July 29, 2002**
NAME OF DIRECTOR		**DATED**
William W. Root	**"William W. Root"**	**July 29, 2002**
NAME OF DIRECTOR		**DATED**

82-4931

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs

The only expenses incurred during the period were related to General and Administrative costs, which include $20,688 in Management Fees.

2. Related Party Transactions

See Note 1 to the Financial Statements ending March 31, 2002 (attached).

3.(a) Summary of Securities Issued During the Period

The company issued three million eighty-three thousand one hundred fifty-five (3,083,155) shares in connection with a private placement that it closed on January 23, 2002.

3.(b) Summary of Options Granted During the Period

The company did not grant any options during the period.

4.(a)(b) Summary of Securities as at the End of the Reporting Period

Authorized:	Unlimited Common Shares with no par value Unlimited First Preferred Shares Unlimited Second Preferred Shares
Issued:	20,289,055
Value of Common Shares:	$5,357,367

4.(c) Summary of Options Outstanding as at the End of the Reporting Period

Security	Number	Exercise Price	Expiry Date
Options	421,340	$0.50	October 22, 2003
Options	150,000	$0.17	September 22, 2005

4.(d) Shares in Escrow as at the End of the Reporting Period

1,200,000 common shares are held in escrow pursuant to an Escrow Agreement dated September 25, 1998.

5. List of Directors and Officers as at the End of the Reporting Period

J. Bruce Carruthers II	President, CEO, Director
William W. Root	CFO, Director
Eric A. Gavin	Vice President Finance & Administration
Keith R. Hewitt	Director
Jack A. Bolen	Director

SCHEDULE C
MANAGEMENT DISCUSSION

Solana Petroleum Corp. was incorporated in 1998 to acquire and develop petroleum exploration opportunities. Since its inception, Solana participated in two oil exploration projects in Colombia, and two gas exploration projects in the United States. Exploration activities on all of these properties failed to provide the results necessary to develop such projects, and all working interests were subsequently relinquished by the company. Based on the advice of its auditors, the company elected to write off all petroleum assets as of year-end 2000. As of the date of this filing, the company does not have any petroleum assets on its Balance Sheet.

Inactive Issuer

On September 25, 2001 the Canadian Venture Exchange designated the company as an "Inactive Issuer" in accordance with Policy 2.6. The company is negotiating the purchase of a producing petroleum property in Colombia and hopes to execute a definitive purchase agreement within the next couple of weeks. When the company successfully completes this acquisition (or another) through equity and/or debt financing(s), it will then apply to the Exchange to have the "Inactive Issuer" designation removed. It is hoped that the company can achieve these goals during the third quarter of 2002.

Corporate Strategy

The Corporation recently announced the implementation of a Colombian Petroleum Production Program, based on purchasing existing oil and gas reserves and production and acquiring other properties in Colombia of low geological risk with high potential for reserves, where drilling has already occurred and the presence of petroleum has been established.

As announced in a press release dated October 3, 2001, Dr. Keith S. Hewitt joined Solana's Board of Directors. Dr. Hewitt's extensive twelve-year Management experience in Colombia with Texaco Inc. and Emerald Energy Ltd. has enabled him to develop strong relations with Ecopetrol, the Colombian state oil company, as well as with numerous local petroleum services companies. Solana believes that Dr. Hewitt's experience will greatly enhance the company's ability to obtain, develop and successfully operate petroleum properties in Colombia, and elsewhere in the Western Hemisphere, in a timely and cost effective manner. Of particular note are the company's previous expenditures in Colombia, which will allow for sizeable tax-loss carry-forwards against future petroleum production obtained in Colombia.

Private Placement

The company is currently waiting approval from the TSX-Venture Exchange on the registration of a private placement consisting of six million units ($0.10 per unit, includes one common share and ½ warrant, with one full warrant entitling the holder to purchase one common share of the company for $0.15 anytime within six months of the closing of the private placement).

Liquidity and Solvency

The company is currently able to meet its financial obligations as they arise.

82-4931

SOLANA
Petroleum Corp.

121 E. Birch Ave., Suite 503
Flagstaff, Arizona 86001 USA

SOLANA PETROLEUM CORP. ANNOUNCES FILING OF FINANCIALS AND CONIDTIONAL APPROVAL OF PRIVATE PLACEMENT

SEC 12g 3-2(b) Exemption # 82-4931

July 30, 2002

Mr. J. Bruce Carruthers reports:
Solana Petroleum Corp. announced today that it had filed its 2001 Financial Statements, which were audited by PricewaterhouseCoopers LLP and its 1st quarter 2002 unaudited statements with the TSX Venture Exchange ("TSX-V"), the Alberta, British Columbia and Saskatchewan Securities Commissions, thereby meeting all current financial filing requirements of the TSX-V and the Securities Commissions.

The Company, as part of its recently announced Colombian Production Program, is continuing negotiations to purchase a petroleum producing asset in Colombia and expects to finalize the negotiation within the next ten days. Solana has also applied for an Association Contract with Ecopetrol, the Colombian state oil company, containing two prospective oil-bearing structures as determined by seismic surveys, in the prolific Llanos Basin of Northeastern Colombia. The block application is currently being reviewed by Ecopetrol.

Solana also announced that it has received conditional approval from the TSX-V for a private placement of 6,000,000 units; one unit consisting of one common share at 10¢ and one-half warrant, with one full warrant entitling the purchaser to buy one Solana common share within six months for 15¢

The proceeds from the private placement will be used (subject to final negotiations) as follows:	
Down Payment on Colombian petroleum producing asset purchase	$215,000
Funds to be allocated towards final purchase payment	$250,000
Due Diligence on purchase (legal, accounting, etc.)	$ 60,000
Corporate General and Administrative Costs (incl. Audits)	$ 75,000
Total Proceeds	$600,000

If Solana does not proceed with the purchase of the petroleum producing asset in Colombia that is currently under negotiation, it will allocate these funds towards the Llanos Basin Association Contract, which the Company has applied for and was announced in Solana's press release of 17 April 2002.

Upon closing of the Private Placement, which is anticipated in the very near future and will be the subject of a future press release, the Company will have 26,289,055 common shares issued and outstanding and 31,401,972 shares fully diluted.

82-4931

SOLANA Petroleum Corp.

As a result of the write-off of all of its remaining Colombian exploration expenditures at the end of 2001, the Company was designated as an "Inactive Issuer" on 24 September 2001 and is therefore required to submit a Reactivation Plan to meet the Tier Maintenance requirements of the TSX-V by September 25, 2002. There is no assurance that the TSX-V will accept any Reactivation Plan that Solana may submit. The Company is also required to evidence its ability to meet such Tier Maintenance Requirements by 26 March 2003 or face suspension by the TSX-V. Solana believes that the successful purchase and operation of the Colombian producing petroleum asset described above will provide the required evidence. The Company has been informed by the Exchange that it must therefore disclose that "any funds invested in the company at this time are highly speculative".

This release may contain forward looking statements including expectations of future oil and gas production implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

Solana Petroleum Corp. trades on the TSX Venture Exchange under the symbol "SOP".

For more information please contact:
Eric A. Gavin, Vice President Finance and Administration, Phone: 928-779-0166

82-4931

SOLANA
Petroleum Corp.

121 E. Birch Ave., Suite 503
Flagstaff, Arizona 86001 USA

SOLANA PETROLEUM CORP.
ANNOUNCES CLOSING OF PRIVATE PLACEMENT
AND ELECTION OF NEW DIRECTOR

SEC 12g 3-2(b) Exemption # 82-4931

August 1, 2002

Mr. J. Bruce Carruthers reports:
Solana Petroleum Corp. announced today that it had successfully completed a non-brokered private placement comprised of 6,000,000 units; one unit consisting of one common share at 10¢ and one-half warrant, with one full warrant entitling the purchaser to buy one Solana common share within six months for 15¢. The proceeds will be used in connection with the costs associated with the acquisition of producing petroleum assets in Colombia as part of the Company's recently announced Colombian Petroleum Production Program. The Company is currently negotiating to purchase a producing field in the prolific Magdalena Basin of Colombia, the country's oldest producing region.

Upon closing of the Private Placement, the Company will have 26,289,055 common shares issued and outstanding and 31,401,972 shares fully diluted. Solana's Directors purchased 24.4% of the placement or 1,463,660 units, with outside investors purchasing the remaining 4,537,340 units. Mr. Carruthers said, "In these difficult times for the stock market, I am very pleased and encouraged that Solana was able to successfully place these securities.

Solana also announced the election of Stephen T. Newton to the Company's Board of Directors. Prior to becoming an independent energy consultant, Mr. Newton, a petroleum engineer with Australian citizenship, formerly President of Alberta Energy Corporation's subsidiaries in Ecuador and Colombia. He previously worked 23 years, including 15 years in Latin America, with Occidental Petroleum Corporation, culminating in assignments as President of Occidental Colombia and Vice President Engineering and Technical Services for Occidental's Oil and Gas Division. This latter assignment included responsibility for identifying Enhanced Oil Recovery (EOR) opportunities worldwide. Mr. Newton received a Bachelor of Engineering Degree from the University of Queensland and a Master of Science Degree in Petroleum Engineering from Imperial College, University of London.

Mr. Newton joins Dr. Keith S. Hewitt, formerly General Manager of Emerald Energy in Colombia and Operations Manager for Texaco in Colombia, as recent appointees to Solana's Board. Mr. Carruthers remarked, "We are indeed fortunate to have someone of Steve Newton's extensive international engineering and production experience, especially his many years in Colombia, on our Board as we launch our Colombian production program."

SOLANA
Petroleum Corp.

Mr. Carruthers concluded, "With regard to Solana's pending application to Ecopetrol, the Colombian state oil company, for a petroleum Association Contract block in the Llanos Basin of Eastern Colombia, Solana is extremely pleased to note the signing of the country's new hydrocarbon Royalty Law on July 24th by Colombia's outgoing President Andrés Pastrana. The new law, which will apply to the block for which Solana has applied, introduces a sliding scale royalty ranging from 8% to 20% on production under 5,000 barrels of oil per day ("BOPD") to 125,000 BOPD, respectively. The lower royalty for smaller and medium-sized oil field discoveries will be of tremendous benefit to smaller oil companies such as Solana. In combination with a company's ability to retain 70% of profits after payment of royalty under new exploration incentives recently announced, Colombia, with its many underdeveloped petroleum basins has become one of the most attractive places in the world for smaller companies to make petroleum investments.

This release may contain forward looking statements including expectations of future oil and gas production implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

Solana Petroleum Corp. trades on the TSX Venture Exchange under the symbol "SOP".

For more information please contact:
Eric A. Gavin, Vice President, Finance and Administration, Phone: 928-779-0166